UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

TCG BDC II, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
N/A
(CUSIP Number)

Sanjay Agarwal
Chief Financial Officer, SNB Capital (DIFC) Limited
Unit 1904A, Level 19, Index Tower (East wing)
 Dubai International Financial Centre
Dubai, United Arab Emirates
Ph: +971 4 3184800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 September 10, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. N/A	13D
1	NAMES OF REPORTING PERSONS
Saudi National Bank (f/k/a The National Commercial Bank)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,606,087.151

	8	SHARED VOTING POWER
6,709,474.471

	9	SOLE DISPOSITIVE POWER
2,606,087.151

	10	SHARED DISPOSITIVE POWER
6,709,474.471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,315,561.622 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.25% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  As of September 10, 2021, includes 6,709,474.471 shares directly owned by SNB Capital Company (f/k/a NCB Capital Company) (“SNBCC”) and NCB Capital Credit Fund I L.P.

(2) Based on 54,010,195 shares of Common Stock issued and outstanding as of August 2, 2021 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2021). Please see Item 5 below.

CUSIP No. N/A	13D
1	NAMES OF REPORTING PERSONS
SNB Capital Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,709,474.471 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,709,474.471 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,709,474.471 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.42% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of September 10, 2021, includes 6,140,918.690 shares directly owned by NCB Capital Credit Fund I L.P.

(2) Based on 54,010,195 shares of Common Stock issued and outstanding as of August 2, 2021 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 3, 2021). Please see Item 5 below.

CUSIP No. N/A	13D
1	NAMES OF REPORTING PERSONS
NCB Capital Credit Fund I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,140,918.69

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,140,918.69

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,140,918.69

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 54,010,195 shares of Common Stock issued and outstanding as of August 2, 2021 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 3, 2021). Please see Item 5 below.

CUSIP No. N/A	13D
1	NAMES OF REPORTING PERSONS
NCB Capital Credit Fund I GP Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,140,918.69

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,140,918.69

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,140,918.69

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.37% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 54,010,195 shares of Common Stock issued and outstanding as of August 2, 2021 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 3, 2021). Please see Item 5 below.

This Amendment No. 12 (“Amendment No. 12) amends the Schedule 13D originally filed with the SEC on May 14, 2019 ( the “Original Schedule 13D”), and is filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (“Common Stock”) of TCG BDC II, Inc., a Maryland corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Original Schedule 13D, unless otherwise indicated.

Item 1.	Security and Issuer

This Amendment No. 12 relates to Common Stock of the Issuer.  The address of the principal executive office of the Issuer is 520 Madison Avenue, 40th Floor, New York, NY 10022.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended and supplemented as follows:

(a) This statement is being filed collectively by:

i.	Saudi National Bank (“SNB”), the successor to The National Commercial Bank (“NCB”);

ii.	SNB Capital Company (“SNBCC”), the successor to NCB Capital Company (“NCBCC”);

iii.	NCB Capital Credit Fund I L.P. (the “Credit Fund”); and

iv.	NCB Capital Credit Fund I GP Co. (the “Credit Fund GP”).

The entities listed above in subparagraphs (i) through (iv) are collectively referred to herein as the “Reporting Persons” and each individually as a “Reporting Person.”

SNB is the successor to NCB as of April 1, 2021, when NCB’s acquisition by merger of Samba Financial Group became legally effective. In connection with the merger, NCBCC changed its name to SNBCC as of July 9, 2021. SNB is the parent entity of SNBCC, which is in turn the sole shareholder of the Credit Fund GP, the general partner of the Credit Fund.

(b) The principal business office of SNB is King Abdulaziz Street, P.O. Box 3555, Jeddah, Saudi Arabia 21481. The principal business office of SNBCC is 4th Floor, Tower B, SNB Regional Building, King Saud Road, P.O. Box 22216, Riyadh, Saudi Arabia 11495. The principal business office of each of the Credit Fund and the Credit Fund GP is Walkers Corporate Limited, 190 Elgin Ave, George Town, Grand Cayman KY1-9008.

(c) The principal business of SNB is to provide various banking products and services in Saudi Arabia. The principal business of SNBCC is to provide financial advisory services to clients in Saudi Arabia. The principal business of the Credit Fund is to acquire shares of the Issuer’s Common Stock from SNB in a series of tranches, solely for investment purposes. The principal business of the Credit Fund GP is acting as the general partner of the Credit Fund. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

(d) (e) During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented as follows:

On September 10, 2021, (i) SNB acquired 392,136  shares of Common Stock of the Issuer in a private placement transaction by the Issuer, for an aggregate purchase price of $8,152,507.44, pursuant to a subscription agreement dated October 22, 2018 (“NCB Subscription Agreement”), and (ii) SNBCC acquired 25,489 shares of Common Stock of the Issuer in a private placement transaction, for an aggregate purchase price of $529,916.31, pursuant to a subscription agreement, dated October 22, 2018 (“NCBCC Subscription Agreement”) (collectively, the “September 2021 Purchases”). The purchase price for each of the transactions described in clauses (i) and (ii) above was funded by the working capital of SNB and SNBCC, respectively. SNB, as successor by merger to NCB, assumed all rights and obligations of NCB under the NCB Subscription Agreement. In connection with the merger, NCBCC changed its name to SNBCC and therefore has the same rights and obligations that NCBCC had under the NCBCC Subscription Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

The purpose of the September 2021 Purchases is to increase certain of the Reporting Persons’ ownership of the Company through the acquisition of additional shares of Common Stock of the Issuer, in accordance with their obligations under their respective subscription agreements. For the avoidance of doubt, neither the Credit Fund nor the Credit Fund GP purchased shares of such Common Stock from the Issuer in connection with the September 2021 Purchases.

The Reporting Persons have not acquired the shares of Common Stock of the Issuer with any purpose, or with the effect, of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Except as disclosed herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and supplemented as follows:

(a) and (b):  As of September 10, 2021, SNB beneficially owned 9,315,561.622 shares of Common Stock of the Issuer, of which (i) 568,555.781 shares are held directly by SNBCC, (ii) 2,606,087.151 shares are held directly by SNB, and (iii) 6,140,918.69 shares are held directly by the Credit Fund and Credit Fund GP which, in the aggregate, represents 17.25% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this Amendment No. 12. The percentage was calculated based on 54,010,195 shares of Common Stock issued and outstanding as of August 2, 2021 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 3, 2021).

SNB does not and will not direct SNBCC’s or the Credit Fund’s voting of Common Stock of the Issuer over which the Reporting Persons have shared voting power, as disclosed above.  SNBCC and the Credit Fund likewise do not and will not direct SNB’s voting of Common Stock over which they have shared voting power. Additionally, each of the Reporting Persons does and will control its own acquisition or disposition of such stock. Each Reporting Person disclaims beneficial ownership of the reported shares of Common Stock of the Issuer held directly by the other Reporting Persons.  Neither the filing of this Schedule 13D, as amended, nor any of its contents shall be deemed an admission that the Reporting Persons constitute a “group” (within the meaning of Section 13(d)(3) of the  Exchange Act  and Rule 13d-5 thereunder).

(c)  Except as disclosed in this Amendment No. 12, the Reporting Persons have not effected any transaction in the shares of Common Stock of the Issuer since the filing of Amendment No. 11 on July 12, 2021.

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

Except as disclosed in this Amendment No. 12, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule 1 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.  As previously discussed, SNB, as successor by merger to NCB, assumed all rights and obligations of NCB under the NCB Subscription Agreement. In connection with the merger, NCBCC changed its name to SNBCC and therefore has the same rights and obligations that NCBCC had under the NCBCC Subscription Agreement.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended and supplemented to add the following exhibits:

99.1*	Joint Filing Agreement, dated September 23, 2021.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: September 23, 2021

SAUDI NATIONAL BANK

By:	/s/ Reem Abdulrahman Al Majed
Name:	Reem Abdulrahman Al Majed
Title:	Treasurer – Bahrain Branch

By:	/s/ Ali Shubbar
Name:	Ali Shubbar
Title:	Head, Treasury Operations & Bahrain Operations

SNB CAPITAL COMPANY

By:	/s/ Wisam Fasihaldin
Name:	Wisam Fasihaldin
Title:	Chief Finance Officer

NCB CAPITAL CREDIT FUND I L.P.
BY:	NCB CAPITAL CREDIT FUND I GP CO., Its General Partner

By:	/s/ Pankaj Gupta
Name:	Pankaj Gupta
Title:	Director

NCB CAPITAL CREDIT FUND I GP CO.

By:	/s/ Pankaj Gupta
Name:	Pankaj Gupta
Title:	Director

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Saudi National Bank (SNB)

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Ramzy Darwish	Saudi Arabia	Head of Treasury Group, Authorized Signatory	Head of Treasury Group, Authorized Signatory	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ali Shubbar	Bahrain	Head, Treasury Operations & Bahrain Operations, Authorized Signatory	Head, Treasury Operations & Bahrain Operations, Authorized Signatory	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Talal Alkhereji	Saudi Arabia	Chief Executive Officer, Wholesale	Chief Executive Officer, Wholesale	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ahmad Ali AlDhabi	Saudi Arabia	Group Chief Financial Officer	Group Chief Financial Officer	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Shujaat Nadeem	Saudi Arabia	Group Head International	Group Head International	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Majed Al Ghamdi	Saudi Arabia	Managing Director and Group CEO, Retail	Managing Director and Group CEO, Retail	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Yazeed Abdulrahman Alhumied	Saudi Arabia	Vice Chairman	Vice Chairman	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Rashed Ibrahim Sharif	Saudi Arabia	Vice Chairman	CEO, SNB Capital Company	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Reem Al-Majed	Saudi Arabia	Treasurer – Bahrain Branch	Treasurer – Bahrain Branch	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ahmed H. Mousa	Saudi Arabia	General Manager – Bahrain Branch	General Manager – Bahrain Branch	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ammar Alkhudairy	Saudi Arabia	Chairman of the Board	Chairman	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Saud Sulaiman Al Juhani	Saudi Arabia	Independent Director	Assistant Governor for Pensioners	Public Pension Agency PO Box 18364, Riyadh 11168, Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Ziad Mohamed Tunis	Saudi Arabia	Independent Director	Independent Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Zaid Abdulrahman Al Gwaiz	Saudi Arabia	Independent Director	Independent Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Abdulrahman Mohammed Alodan	Saudi Arabia	Independent Director	Independent Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Ziad Mohammed Maki Altunisi	Saudi Arabia	Independent Director	Independent Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Sheila Othayeb Alrowaily	Saudi Arabia	Independent Director	Independent Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Abdullah Abdulrahman Alrowais	Saudi Arabia	Independent Director	Independent Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Ibrahim Saad Almojel	Saudi Arabia	Independent Director	Independent Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

SNB Capital Company (SNBCC)

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Wisam Fasihaldin	Saudi Arabia	Chief Finance Officer	Chief Finance Officer	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Ammar Alkhudairy	Saudi Arabia	Director; Chairman of the Board	Director	Saudi National Bank Al-Balaed District, King Abdulaziz Street, Head Office 13th Floor, Jeddah Saudi Arabia

Rashed Ibrahim Sharif	Saudi Arabia	Chief Executive Officer	Chief Executive Officer	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Faisal Al Saggaf	Saudi Arabia	Vice Chairman	Vice Chairman	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Ahmed Al Rabiah	Saudi Arabia	Director	Independent Director	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Abdullah Fahad Al Adbuljabbar	Saudi Arabia	Director	Independent Director	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

NCB Capital Credit Fund GP Co.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Mohammed Al Ali	Saudi Arabia	Director	Head of Product Development	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

Pankaj Gupta	India	Director	Director	SNB Capital Company 4th floor, Tower B, SNB Building, King Saud Street, P.O. Box 22216, Riyadh 11495, Kingdom of Saudi Arabia

NCB Capital Credit Fund I L.P.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted